Exhibit 12.1

Qorvo, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(Unaudited)

($ in thousands)

	Fiscal Year Ended
	April 2, 2016	March 28, 2015		March 29, 2014		March 30, 2013	March 31, 2012
Pre-tax income (loss) from continuing operations *	$(2,862)	$121,240		$23,873		$(25,899)	$15,628
(Income) loss from equity investee	—	—		(2,146)		4	(1,631)
Fixed charges	33,203	5,424		10,411		10,257	13,773
Capitalized interest	(5,210)	—		(899)		(389)	(345)
Amortization of capitalized interest	373	486		504		390	301

Total adjusted earnings available for fixed charges	$25,504	$127,150		$31,743		$(15,637)	$27,726

Fixed charges:
Interest expense	$22,687	$837		$390		$739	$1,621
Capitalized interest	5,210	—		899		389	345
Amortization of discount and debt issuance costs	629	584		5,593		5,793	9,376
Portion of rent expense representing interest **	4,677	4,003		3,529		3,336	2,431

Total fixed charges	$33,203	$5,424		$10,411		$10,257	$13,773

Consolidated ratio of earnings to fixed charges	N/A ***	23.4	x	3.0	x	N/A ***	2.0	x

*	Information presented prior to January 1, 2015 does not include TriQuint’s results of operations and as a result, the information may not be comparable.
**	The portion of operating rental expense that management believes is representative of the interest component of rent expense is estimated to be one-third of rental expense.
***	Earnings for fiscal year ended April 2, 2016 and March 30, 2013 were inadequate to cover fixed charges by approximately $6.2 million and $26.0 million, respectively.